January 22, 2010

Timothy G. Rubritz
Vice President, Chief Financial Officer
Parkvale Financial Corp.
4220 William Penn Highway
Monroeville, Pennsylvania

Re: **Parkvale Financial Corp.**
                 Form 10-K for the Fiscal Year Ended June 30, 2009
                 File Number 0-17411

Dear Mr. Rubritz:

We have reviewed your response dated November 19, 2009 to our comment letter dated October 21, 2009 and have the following comments.

Form 10-K for the fiscal Year Ended June 30, 2009
Consolidated Statement of Shareholder's Equity, page 54

1) We noted your response to comment 1 of our letter dated October 21, 2009 and have the following comments.

- Regarding PreTSL 2 Mezz, you stated that given the security's high fixed rate coupon, the discount rate you used to determine fair value is only slightly greater than the discount rate used for the present value of expected cash flows test. Please tell us how you determined the fair value discount rate was only slightly higher than the rate used for the expected cash flows test. Your response to letter "e" of comment 1 in your letter dated August 20, 2009 indicates that you assign a discount rate that correlates to the credit rating of the particular security. In your June 8, 2009 response we noted that the credit rating at March 31, 2009 for this security ranged from Ca (Moody's) to BBB (Fitch), which based on your chart provided in your August 20, 2009 response would result in an addition of 800 to 1,200 bps to the discount rate that would presumably make the discount rate much higher than the current yield used to accrete the beneficial interest.

You also state that only $38,000 of the $218,000 OTTI charge in the March 31, 2009 quarter was a result of the fair value calculation. Please clarify for us the amount of the $218,000 charge that related to credit and non-credit based on your cumulative effect adjustment analysis.

- Regarding the single issuer BBC Cap Trust 2, you state that because level 1 pricing is available there is no distinction between the present value of expected cash flows and fair value for this security, and thus no need for a cumulative effect adjustment. Please clarify this statement, as there is typically a difference between the fair value of a trust preferred (even using level 1 pricing) and the present value of cash flows expected to be collected determined in accordance with FSP 115-2 because things other than credit issues can impact the value of a security. If so, in this case, this difference would be the amount included in your cumulative effect adjustment.

- Regarding Taberna 3 Class C and Trapeza 13 Class E you reference additional impairment charges in the period you adopted FSP 115-2. Paragraph 45 of FSP 115-2 requires the cumulative effect adjustment calculation be made at the beginning of the period, thus subsequent impairments would not have an impact on that calculation. Please confirm for us that you believe that you would have included $500,000 for Taberna 3 and $534,000 for Trapeza 13 in your cumulative effect adjustment.

Please provide us a materiality analysis, based on the guidance provided in SAB 99, which includes the amounts that should have been included in the cumulative effect adjustment for each of the four securities considering the above comments. If you believe the error is material, please amend your June 30, 2009 Form 10-K and restate your financial statements accordingly.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

Please direct any questions on accounting matters to William Schroeder at 202-551-3294, or to me at 202-551-3492.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant